Exhibit 12




                               HUMANA INC.
                   RATIO OF EARNINGS TO FIXED CHARGES
      For the quarters and six months ended June 30, 1995 and 1994
                                Unaudited
                          (Dollars in millions)




                               Quarter Ended     Six Months Ended
                                  June 30,          June 30,


                               1995      1994     1995      1994


Earnings:
  Income before income taxes  $  68     $  68    $ 148     $ 119
  Fixed charges                   3         2        7         5

                              $  71     $  70    $ 155     $ 124


Fixed charges:
  Interest charged to expense $   2     $   1    $   4     $   3
  One-third of rent expense       1         1        3         2

                              $   3     $   2    $   7     $   5



Ratio of earnings to
  fixed charges                21.5      30.6     23.5      25.5


For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges (the "Ratio"), earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense. For purposes of calculating the Ratio, 1994 interest expense excludes the impact of a nonrecurring item related to the second quarter favorable settlement of tax disputes with the Internal Revenue Service.